UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM N-8F
                    AMENDED AND RESTATED APPLICATION PURSUANT
                             TO SECTION 8(f) OF THE
                         INVESTMENT COMPANY ACT OF 1940
              AND RULE 8f-1 THEREUNDER FOR AN ORDER DECLARING THAT
               THE COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

                             ADVISERS MANAGERS TRUST
                           605 THIRD AVENUE, 2nd FLOOR
                            NEW YORK, NEW YORK 10158



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I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

     [  ] Merger

     [X]  Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

     [  ] Election  of  status  as  a  Business  Development  Company  (Note:
          Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

2.   Name of fund: Advisers Managers Trust (the "Trust")

3.   Securities and Exchange Commission File No.:  811-8578

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [X]  Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 605 Third Avenue, 2nd Floor, New York, New York 10158-0180.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Douglas P. Dick, Esq., Dechert, 1775 Eye Street, N.W. Washington, D.C. 20006,
     (202) 261-3374.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31 a-1 and 31 a-2 under the Act [17 CFR 270.31 a-1, .31 a-2]:
     All accounts, and books, and other documents required to be maintained under Section 31(a) of the Act and the rules thereunder are maintained at State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, (617) 786-3000.

     The minutes of meetings of the Trust's Trustees and shareholders and the Trust's policies and contracts are maintained at the offices of the Trust, 605 Third Avenue, 2nd Floor, New York, New York 10158, (800) 877-9700.

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]     Management company;

     [  ]    Unit investment trust; or

     [  ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]      Open-end          [   ]    Closed-end

10.  State law under which the fund was organized or formed (e.g, Delaware,
     Massachusetts):        New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Neuberger Berman Management Inc. ("NB Management") served as the investment manager during the last five years, and Neuberger Berman, LLC served as the subadviser during the last five years. The address of NB Management and Neuberger Berman, LLC is 605 Third Avenue, 2nd Floor, New York, New York 10158-0180.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Neuberger Berman Management Inc., 605 Third Avenue, 2nd Floor, New York, New York 10158-0180, served as the Trust's placement agent during the last five years.

13.  If the fund is a unit investment trust ("UIT") provide:       N/A

     (a)      Depositor's name(s) and address(es):

     (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [  ] Yes               [X] No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-_________

     Business Address:

15.  (a)      Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes           [  ] No

              If Yes, state the date on which the board vote took place:
              February 29, 2000

              If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger Liquidation or Abandonment of Registration?

              [  ] Yes           [X] No

              If Yes, state the date on which the  shareholder  vote took place:
              If No, explain: The Trust served as a "master" in a "master-feeder" structure and the sole "feeder" fund discontinued its investment in the Trust by effecting an in-kind redemption of all of the feeder fund's interests in the Trust. The Board of Trustees had authority pursuant to the Trust's Declaration of Trust to liquidate the Fund without shareholder approval where the liquidation was effected by a redemption by the holders of all of the interests in the Trust.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes                [   ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

     Effective upon the commencement of business on May 1, 2000, the Trust distributed all of its assets to its shareholders.

     (b)      Were the distributions made on the basis of net assets?

              [X] Yes           [   ] No

     (c)      Were the distributions made pro rata based on share ownership?

               [X] Yes           [   ] No

     (d)      If  No  to  (b)  or  (c)  above,   describe   the  method  of
              distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)      Liquidations only:

              Were any distributions to shareholders made in kind?

              [X] Yes           [   ] No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
              Approximately 99.9% of the shares of the Trust were owned by Neuberger Berman Advisers Management Trust, which was an affiliate of the Trust. The remainder of the shares of the Trust were owned by N&B Agency, Inc., which is a corporation affiliated with the Neuberger Berman organization.

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [   ] Yes              [   ] No

     If  Yes,  describe the method of calculating payments to senior
     securityholders and distributions to other shareholders:   N/A

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes                [   ] No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [   ] Yes              [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [   ] Yes              [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)      Why has the fund retained the remaining assets?

     (c)      Will the remaining assets be invested in securities?

     [   ] Yes              [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [   ] Yes              [X] No

     If Yes,
     (a)      Describe the type and amount of each debt or other liability,

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

     (a)      List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)      Legal expenses: $26,000

              (ii)     Accounting expenses: $32,000

              (iii)    Other expenses (list and identify separately): None.

              (iv)     Total expenses (sum of lines (i)-(iii) above): $58,000

     (b) How were those expenses allocated? Those expenses were allocated to each series of the Trust on a pro rata basis.

     (c)      Who paid those expenses? The Trust.

     (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses at the time of the liquidation of the Trust.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [   ] Yes              [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [   ] Yes              [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [   ] Yes              [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)      State the name of the fund surviving the Merger:         N/A

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Advisers Managers Trust, (ii) he or she is the President of Advisers Managers Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                    /s/ Peter Sundman
                                    --------------------------------------------
                                    Peter Sundman
                                    President